Exhibit e1

ARTIO SELECT OPPORTUNITIES FUND INC.
AMENDMENT TO THE AMENDED AND RESTATED
DISTRIBUTION AGREEMENT

          THIS AMENDMENT, dated as of the 18th day of October, 2012, to the Amended and Restated Distribution Agreement, originally made and entered into as of the 30th of June, 2004, and amended and restated as of July 1, 2009 and June 14, 2010, (the “Agreement”), is entered into by and between ARTIO SELECT OPPORTUNITIES FUND INC. f/k/a ARTIO GLOBAL EQUITY FUND INC., a Maryland corporation (the “Company”) and QUASAR DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement; and

WHEREAS, Section 10 of the Agreement allows for an amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Effective July 27, 2012, Artio Global Equity Fund Inc. became known as Artio Select Opportunities Fund Inc. Accordingly, all references to the Artio Global Equity Fund Inc. in the Agreement shall be replaced with Artio Select Opportunities Fund Inc.

Exhibit C, the list of duties to oversee the various intermediaries that transact in Fund shares, is hereby added to the Agreement and is attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ARTIO SELECT OPPORTUNITIES FUND INC.		QUASAR DISTRIBUTORS, LLC

By:	/s/ Timothy Clemens; /s/ Alex Bogaenko	By:	/s/ James Schoenike

Printed Name: Timothy Clemens; Alex Bogaenko		Printed Name: James R. Schoenike

Title: Chief Financial Officer; Treasurer		Title: President

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Exhibit e1

Exhibit C to the Amended and Restated Distribution Agreement

Additional Duties of the Distributor

The Distributor agrees to work together with Artio Global Management LLC (“Artio Global”), the adviser for the Artio Select Opportunities Fund in overseeing the various intermediaries that transact in Fund shares.

The Distributor agrees to collaborate with Artio Global to:

•	identify intermediary accounts including, but not limited to broker-dealer, bank/trust and qualified plan recordkeepers;
•	review documentation including dealer, servicing and NSCC agreements;
•

analyze documentation to determine sufficiency of representations and disclosures including those relating to compliance with the various federal securities laws as well as fund specific prospectus requirements;

•

communicate with intermediaries to solicit information and/or documentation such as dealer reclaims for monies due the funds, 12b-1 payment information, due diligence support (i.e., SSAE 16 among others items);

•

communicate to intermediaries annually via negative-consent letter mailings to confirm their various responsibilities in complying with certain federal and state securities laws as well as fund specific prospectus requirements;

•	report to and communicate with Artio Global about the status of new intermediary accounts;
•	identify any new entity account that may require a servicing or other type of agreement;

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